Exhibit 21.1

SUBSIDIARIES OF OASIS MIDSTREAM PARTNERS LP

Subsidiary	State of Organization
OMP Operating LLC	Delaware
Bighorn DevCo LLC	Delaware
Bobcat DevCo LLC	Delaware
Beartooth DevCo LLC	Delaware